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                              May 6, 2024

       Perry A. Sook
       Chief Executive Officer
       NEXSTAR MEDIA GROUP, INC.
       545 E. John Carpenter Freeway
       Suite 700
       Irving, Texas 75062

                                                        Re: NEXSTAR MEDIA
GROUP, INC.
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            Form 8-K filed
February 28, 2024
                                                            Response dated
April 12, 2024
                                                            File No. 000-50478

       Dear Perry A. Sook:

              We have reviewed your April 12, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 1, 2024 letter.

       Form 8-K filed February 28, 2024

       Reconciliation of Adjusted EBITDA (Non-GAAP Measure), page 8

   1. We note your response to prior comment 2. Please explain in greater detail how you determined that it is
appropriate to make adjustments for cash-basis items to a non-GAAP performance measure. We
refer you to Question 100.04 in the Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures.
   2. We note from your response to prior comment 2 that Adjusted EBITDA, in addition to serving as a
performance-based measure, is used by management to identify the cash available for use in
ongoing operations, on capital expenditures, interest expense, debt payments, dividends,
share repurchases, acquisitions, working capital needs and other cash flow-based items.
As Adjusted EBITDA appears to be both a non-GAAP
 Perry A. Sook
NEXSTAR MEDIA GROUP, INC.
May 6, 2024
Page 2
         performance and liquidity measure, tell us how you considered providing reconciliations to both net income and cash flows from operating activities. We refer you to Item
         10(e)(1)(i)(B) of Regulation S-K.

3. We note from your response to prior comment 3 that the adjustment for Distributions from equity method investments excludes only the portion of the distribution received from the investee related to your portion of the net proceeds from the sale of accounts receivable to
         a special purpose entity (i.e., an    accounts receivable
securitization   ), or $69
         million. Please explain in greater detail why you are making the $69 million adjustment to
         reflect the investee   s accounts receivable securitization program
and explain why you will
         amortize that adjustment back in your EBITDA and (new) Adjusted Free Cash Flow calculations. Further, please clarify your accounting for the investee s accounts receivable securitization under GAAP in your consolidated financial statements. Reconciliation of Free Cash Flow (Non-GAAP Measure), page 10

4. We note your response to prior comment 6. Explain why you believe that changing the name of a measure used to assess your operating performance to "Adjusted free cash flows" reflects its nature (i.e., as a non-GAAP performance measure). In addition, explain in greater detail how you determined that it is appropriate to make adjustments for cash-
         basis items to a non-GAAP performance measure. We refer you to Questions 100.04 and
         100.05 in the Compliance and Disclosure Interpretations on Non-GAAP Financial
         Measures.
Form 10-K for the fiscal year ended December 31, 2023
Note 6. Investments, page F-21

5. With a view toward future disclosure, please revise to include your policy on presenting distributions received from the equity method investments in your consolidated statements of cash flow. We refer you to ASC 230-10-45-21D and 235-10-
         50-1 to 50-6.
        Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-
3488 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNamePerry A. Sook                                Sincerely,
Comapany NameNEXSTAR MEDIA GROUP, INC.
                                                               Division of
Corporation Finance
May 6, 2024 Page 2                                             Office of
Technology
FirstName LastName